EXHIBIT 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                           20 December 2004


                              WPP GROUP PLC ("WPP")

              WPP appoints Jeffrey Rosen as non-executive director


WPP announces the appointment of Jeffrey A. Rosen, deputy chairman and managing director of Lazard LLC, as non-executive director, with effect from January 1 2005. A highly experienced international financier, Mr Rosen brings to the Board more than 30 years' working knowledge of international investment banking, in which time he has advised leading corporations in the US, Europe and Asia on mergers, acquisitions and related corporate finance issues.

Before joining Lazard in 2002, Mr Rosen was a managing director of Wasserstein Perella, which he helped found in 1988, and chairman of Wasserstein Perella International. When Wasserstein Perella merged with Dresdner Kleinwort Benson, he became deputy chairman of the newly enlarged company, Dresdner Kleinwort Wasserstein, and head of its continental European investment banking business.

Prior to Wasserstein Perella, he was executive director of Credit Suisse First Boston in London and subsequently a managing director of The First Boston Corporation in New York.

Mr Rosen is a member of the Council on Foreign Relations and of the International Advisory Board of BABi, the successor of the British American Chamber of Commerce. In addition he is executive vice president and trustee of the International Center of Photography. A Yale graduate, he also holds an MBA from Harvard Business School. He lives in New York City.

For further information please contact:
Feona McEwan, WPP                           44-20 7408 2204
www.wpp.com


                                      -4-